Item 7
 BlackRock Advisors, LLC
 SpiderRock Advisors, LLC
 BlackRock Asset Management Canada Limited
 BlackRock Mexico Operadora, S.A. de C.V., Sociedad Operador
 BlackRock Fund Advisors
 BlackRock (Singapore) Limited
 BlackRock Capital Investment Advisors, LLC
 BlackRock Financial Management, Inc.
 BlackRock Japan Co., Ltd.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.